

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2022

Wei Li
Chief Executive Officer
DongFang City Holding Group Company Limited
Level 15, Tower 2
Etiqa Twins Tower, No. 11
Jalan Pinang , Kuala Lumpur
50450

> **Re: DongFang City Holding Group Company Limited**
> **Form 10-K for the Fiscal Year Ended October 31, 2021**
> **Filed January 28, 2022**
> **File No. 000-56120**

Dear Dr. Li:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2021

Item 9A. Controls and Procedures, page 9

1. Please amend your filing to provide management's annual report on internal control over financial reporting. Ensure you include a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant and a statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting. Also, include management's assessment of the effectiveness of the registrant's internal control over financial reporting as of the end of the registrant's most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. Refer to Item 308(a) of Regulation S-K.

Item 10. Directors, Executive Officers and Corporate Governance, page 10

2.   We note that your principal executive officer is a China National. Please provide specific
        and prominent disclosures about the legal and operational risks associated with having
        business in China, consistent with the guidance in our Sample Letter to China-Based
        Companies, which was posted to our website on December 20, 2021. You may view the
        Sample Letter at the following internet address:

        https://www.sec.gov/corpfin/sample-letter-china-based-companies

        Please position disclosures made in response to all applicable comments in the forepart of
        the periodic report, without regard to the sectional headings utilized in the Sample Letter
        and notwithstanding the exemption from risk factor disclosures for smaller reporting
        companies. However, a discussion of whether your auditor is subject to the determinations
        announced by the PCAOB on December 16, 2021, and how the Holding Foreign
        Companies Accountable Act and related regulations may affect your company, should be
        provided adjacent to the cover page or in advance of the other disclosures.

Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page F-2

3.   Please amend your filing to include a revised audit report from your auditor to comply
        with all aspects of PCAOB Auditing Standard 3101, including the following:
        •   The use of section titles;
        •   Identification of the dates of, or period covered by, each financial statement and
            related schedule, if applicable;
        •   A statement indicating that the financial statements, including the related notes and
            any related schedule(s), identified and collectively referred to in the report as the
            financial statements, were audited; and
        •   A statement that the audit included performing procedures to assess the risks of
            material misstatement of the financial statements, whether due to error of fraud.

General

4.   We note that your company is currently delinquent with respect to its reporting obligations
        under the Securities Exchange Act of 1934. In this regard, please file your quarterly
        reports on Form 10-Q for the quarters ended January 31, 2022 and April 30, 2022 as soon
        as possible.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

       You may contact Isaac Esquivel at (202) 551-3395 or Shannon Menjivar at (202) 551-3856 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction